UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Unicycive Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

90466Y103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90466Y103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Octagon Capital Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC® USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,559,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,559,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,559,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒[1]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (see instructions) IA, PN

1 In addition to an aggregate of 8,559,000 shares of the Issuer's common stock (the "Common Stock") held outright (as a result of the conversion of preferred stock immediately upon effective registration of the Issuer's S-3), the reporting persons hold in the aggregate preferred stock (the "Preferred Stock") that may convert into an additional 1,441,000 shares of Common Stock. However, the provisions of such Preferred Stock restrict the conversion of such Preferred Stock to the extent that, after giving effect to such conversion, the holder of the Preferred Stock and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Cap"). As a result, no shares underlying such Preferred Stock are beneficially owned by the reporting persons at this time.

CUSIP No. 90466Y103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Octagon Investments Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC® USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,563,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,563,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒[1]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (see instructions) OO, PN

1 In addition to 5,563,000 shares of the Issuer's common stock (the "Common Stock") held outright (as a result of the conversion of preferred stock immediately upon effective registration of the Issuer's S-3), the Master Fund holds preferred stock (the "Preferred Stock") that may convert into an additional 937,000 shares of Common Stock. However, the provisions of such Preferred Stock restrict the conversion of such Preferred Stock to the extent that, after giving effect to such conversion, the holder of the Preferred Stock and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Cap"). As a result, no shares underlying such Preferred Stock are beneficially owned by the Master Fund at this time.

CUSIP No. 90466Y103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Octagon Private Opportunities Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC® USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,996,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,996,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒[1]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON (see instructions) OO, PN

1 In addition to 2,996,000 shares of the Issuer's common stock (the "Common Stock") held outright (as a result of the conversion of preferred stock immediately upon effective registration of the Issuer's S-3), the Private Fund II holds preferred stock (the "Preferred Stock") that may convert into an additional 504,000 shares of Common Stock. However, the provisions of such Preferred Stock restrict the conversion of such Preferred Stock to the extent that, after giving effect to such conversion, the holder of the Preferred Stock and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Cap"). As a result, no shares underlying such Preferred Stock are beneficially owned by the Private Fund II at this time.

CUSIP No. 90466Y103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ting Jia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC® USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,559,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,559,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,559,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒[1]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON (see instructions) HC, IN

1 In addition to an aggregate of 8,559,000 shares of the Issuer's common stock (the "Common Stock") held outright (as a result of the conversion of preferred stock immediately upon effective registration of the Issuer's S-3), the reporting persons hold in the aggregate preferred stock (the "Preferred Stock") that may convert into an additional 1,441,000 shares of Common Stock. However, the provisions of such Preferred Stock restrict the conversion of such Preferred Stock to the extent that, after giving effect to such conversion, the holder of the Preferred Stock and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Cap"). As a result, no shares underlying such Preferred Stock are beneficially owned by the reporting persons at this time.

Item 1(a).	Name of Issuer:

Unicycive Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4300 El Camino Real, Suite 210, Los Altos, CA 94022

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by:

Octagon Capital Advisors LP ("Octagon")

Octagon Investments Master Fund LP ("Master Fund")

Octagon Private Opportunities Fund II LP ("Private Fund II")

Ting Jia, as the principal beneficial owner of Octagon ("Mr. Jia")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Octagon serves as the investment manager of the Master Fund and the Private Fund II. Mr. Jia is the managing member of Octagon. By virtue of these relationships each of Octagon and Mr. Jia may be deemed to beneficially own the Issuer's Common Stock directly owned by the Master Fund and by the Private Fund II.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is 654 Madison Avenue, 21st Floor, New York, NY 10065

Item 2(c).	Citizenship:

Octagon is a Delaware limited partnership. The Master Fund is an exempted limited partnership established in the Cayman Islands. The Private Fund II is a Delaware limited partnership. Mr. Jia is a Chinese citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the "Common Stock)

Item 2(e).	CUSIP Number: 90466Y103

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		8,559,000
	(b)	Percent of Class: The percentage reported on this Schedule 13G is calculated based upon 94,356,212 Common Stock outstanding as of August 14, 2024, as reported in the Form 10-Q filed by the Issuer on August 14, 2024.		9.1%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	8,559,000
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	8,559,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Octagon is the investment advisor to the Master Fund, the Private Fund II and other accounts. Mr. Jia is the control person of Octagon. The Master Fund holds the Common Stock for the benefit of its investors. The Private Fund II holds the Common Stock for the benefit of its investors. The Master Fund, the Private Fund II and Octagon, for the benefit of its investors, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2024	OCTAGON CAPITAL ADVISORS LP

/s/ Ting Jia
	Name:	Ting Jia
	Title:	Managing Member

OCTAGON INVESTMENTS MASTER FUND LP
By: Octagon Investments GP, LLC, its general partner

/s/ Ting Jia
Name:	Ting Jia
Title:	Managing Member

OCTAGON PRIVATE OPPORTUNITIES FUND II LP By: Octagon Investments GP, LLC, its general partner /s/ Ting Jia
Name:	Ting Jia
Title:	Managing Member

TING JIA /s/ Ting Jia
Name:	Ting Jia

Pages 9 of 9